Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in the Registration Statement of Specialty Metals Group Indium Corp. on Form S-1, of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern dated February 25, 2008, with respect to our audit of the financial statements of Specialty Metals Group Indium Corp. (a development stage enterprise) as of January 31, 2008 and for the period from January 7, 2008 (date of inception) to January 31, 2008, which report appears in the Prospectus, which is part of this registration statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus

/s/ Marcum & Kliegman LLP

New York, New York
February 25, 2008